NCI, Inc.

11730 Plaza America Drive

Reston, VA 20190

August 10, 2010

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC 20549

RE: NCI, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed on March 5, 2010

File No. 000-51579

Dear Ms. Jacobs:

On behalf of NCI, Inc. (the "Company"), this responds to your comment letter dated July 27, 2010, regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2009. Each of your comments is set forth below, followed by the Company's related response.

Item 9A. Controls and Procedures, page 43

SEC Comment No. 1

We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." In the response letter, please confirm that your disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In future filings, please include this disclosure or, alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Controls Over Financial Reporting and Certification of Disclosures in Exchange Act Period Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

Response No. 1

The Company confirms that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The Chief Executive Officer and Chief Financial Officer concluded that for the three months ended and as of December 31, 2009 that our disclosure controls and procedures were effective at that reasonable assurance level.

The Company states in this section under the subsection, Disclosure Controls and Procedures and Internal Control over Financial Reporting, the Company's "Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the Company's reports filed or submitted under the Securities Exchange Act of 1934, such as this Annual Report on Form 10-K, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure." (emphasis added)

The Company confirms for future filings that the chief executive officer and chief financial officer will state their conclusions regarding the effectiveness of the Company's disclosure controls and procedures and specifically note that the effectiveness is at the reasonable assurance level.

Below is Item 9A, Controls and Procedures, Management's Report on Internal Controls Over Financial Reporting as it appeared in our Annual Report on Form 10-K for the year ended December 31, 2009, marked to show how we would modify it in future filings to respond to comment 1. Assuming no changes to our conclusions, we will make these modifications to future filings beginning with our annual report for the period ending December 31, 2010.

"Based upon the evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, the Company's disclosure controls and procedures were effective at the reasonable level of assurance."

Executive Compensation, page 15 (Incorporated by Reference from the Definitive Proxy Statement filed on April 30, 2010)

SEC Comment No. 2

We note your disclosure that your compensation committee "considers risks related to the attraction and retention of employees and risks related to the design of compensation programs and arrangements." Please tell us whether you believe your compensation policies and practices are not reasonably likely to have a material adverse effect on the company and describe the process you undertook to reach that conclusion. See Item 402(s) of Regulation S-K.

Response No. 2

The Company confirms its belief that its compensation policies and practices are not reasonably likely to have material adverse effects on the Company. The Company has reached its conclusion using benchmarking against peer companies executives to ensure the Company's compensation policies and practices are in line with those peer companies. The Company also does not base executive compensation solely on one financial criterion, such as earnings per share, but on several critical success factors so as to not place all of management's focus on achieving a single financial objective. The financial targets are all Company-wide objectives which limit the ability of a single person to influence individual or corporate wide incentive payouts. As such the Company mitigates potential short-term excessive risk taking and aligns executive's compensation with increasing long-term shareholder value. The Company confirms that future filings will contain this disclosure.

SEC Comment No. 3

Please confirm that there are no relationships that are required to be disclosed pursuant to Item 407(e)(4) of Regulation S-K. In future filings, provide the information required by Item 407(e)(4) under the caption "Compensation Committee Interlocks and Insider Participation" as of the last completed fiscal year.

Response No. 3

The Company confirms that no members of our Compensation Committee during fiscal year 2009 were officers or employees of the Company or former officers of the Company and no members of our Compensation Committee had any relationship with the Company during fiscal year 2009 requiring disclosure as a related party transaction under the SEC's rules. The Company confirms none of our executive officers during fiscal year 2009 served as a director or member of the compensation committee (or other board committee performing equivalent functions) of any other entity which had an executive officer serving as one of our directors or member of our Compensation Committee.

The Company confirms that these disclosures will be made for future filings under the caption, "Compensation Committee Interlocks and Insider Participation."

Benchmarking, page 16

SEC Comment No. 4

You state that you engage in competitive benchmarking of compensation but have not identified the benchmark. Your disclosure should address how you determined total compensation or the elements thereof in light of the benchmarks used. For instance, if the compensation committee set the benchmark at a certain range or percentile of the compensation provided by the component companies, the range or percentile should be disclosed. See Item 402(b)(2)(xiv) of Regulation S-K.

Response No. 4

In 2009, the Compensation Committee engaged Mercer to review the executive compensation paid by the Company, as compared with peer companies of a similar size. Mercer used a peer group consisting of Dynamics Research Corporation, ICF International, Inc., ManTech International Corporation, SRA International, Inc., and Stanley Inc. Note that we disclosed these component companies of the benchmarking analysis in our proxy disclosure. Mercer also supplemented the peer group data with other market data such as the HRA of the National Capital Area: Government Contractors Compensation Survey, Watson Wyatt Data Services: Survey Report on Top Management Compensation, and Mercer: US Global Premium Executive Remuneration Suite. Mercer compiled the peer and survey data to determine a range for market rates for executive base salary, total cash compensation, and total direct compensation (including equity awards) for peer companies.

The Mercer report compared target and actual total cash compensation and target and actual total direct compensation for each of the executive officers to the market range. The Compensation Committee commissioned the report to evaluate base salary, total cash compensation, and total direct compensation for the executive officers and does not set a specific target percentile or range for executive compensation. The officers' base salary, total cash compensation, and total direct compensation fell within the market range as determined by the Mercer study. Mercer provided the study and did not participate in the decision making process regarding executive compensation.

The Company confirms for future filings the Company will state the specific target percentile or range for executive compensation when such a specific target percentile or range is used or the fact that no specific target or range has been used by the Compensation Committee when setting executive compensation. The Company confirms for future filings that the Company will state whether or not the compensation consultant, Mercer in this case, participated in the decision making process regarding executive compensation.

Short-Term Incentive Compensation, page 19

SEC Comment No. 5

You disclose that each of your named executive officers "exceeded the maximum discretionary individual performance level." Please expand your disclosure to provide additional detail regarding the individual performance factors used to determine bonus awards for each of your named executive officers, to the extent such information is material to an understanding of your compensation policies and decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Response No. 5

Under the Company's Short-Term Incentive Compensation Plan, 85% of the executives' bonus potential is based on tangible financial Company performance metrics (revenue, net income and days sales outstanding). The remaining 15% of bonus potential is based on the executives' individual performance. There were no individual performance factors set by the Compensation Committee in determining whether an executive achieved the discretionary individual performance level. Rather, the determination is based on a subjective evaluation of the individual's overall performance during the year, which explains the inclusion of any individual bonus amounts under the "Bonus" column, and not the "Non-Equity Incentive Plan Compensation" column, of the Summary Compensation Table.

In 2009, in addition to a conclusion that the executives exceeded the level of performance expected of them, the Compensation Committee determined that each executive exceeded the maximum discretionary individual performance level primarily as a result of factors such as the successful implementation of an effective Enterprise Resource Planning initiative and its positive long-term effect on shareholder value.

The Company confirms for future filings the Company will state when individual performance factors are set, what those factors are, the performance against those factors, and the level of subjective evaluation used when determining the individual performance level.

Long-Term Incentive Compensation, page 20

SEC Comment No. 6

Please explain more clearly how the compensation committee determined the amount of options awarded to your named executive officers in 2009 under your long-term compensation policies. See Item 402(b)(1)(v) of Regulation S-K. Provide a more focused discussion that provides substantive analysis and insight into how the compensation committee set the amounts of options. In this regard, we note your disclosure that awards under the long-term incentive compensation program is designed to reward executives for long-term growth consistent with company performance and stockholder return. Please expand to identify the specific items considered in this regard. Ensure that your disclosure contains appropriate analysis of the specific factors considered by the committee in setting compensation levels and that you describe the reasons why the committee believes that the amounts awarded to each named executive officer are appropriate in light of the various items it considered.

Response No. 6

As stated under "Compensation Objectives and Elements of Executive Compensation" on page 15, one of the primary objectives of our executive compensation program is to "ensure that our executives' total compensation levels vary based on ... growth in stockholder value over time." The Compensation Committee reviewed several types of equity awards, including stock grants, stock appreciation rights (SARS) and stock options, to incentive the executives to increase long-term shareholder value. For 2009, the Committee choose to issue stock options because they only provide value if the price of our common stock increases over the term of the stock options.

The Mercer report (as described in our response to Comment No. 4) demonstrated that the long-term incentive compensation portion of the executives' total compensation package was in the bottom quartile of peer companies. The Compensation Committee considered the data provided by the Mercer report, as well as the goal to align our executives with the interests of our shareholders, when determining the amount of stock options awarded to the executive officers in 2009. In addition, the Compensation Committee noted that the stock option grants, which vest over four years, also serve as a significant retention tool.

The grant of the stock options, when taken together with the other elements of executive compensation, resulted in total direct compensation within the range of our peer companies according to the Mercer report.

The Company confirms for future filings the Company will disclose how the amount of stock options or other forms of long-term incentive compensation have been determined.

Summary Compensation Table, page 21

SEC Comment No. 7

Please disclose whether the aggregate grant date fair value of stock awards and option awards to your executive officers and directors were computed in accordance with FASB Accounting Standards Codification Topic 718. See Item 402(c) and (k) of Regulation S-K.

Response No. 7

The Company confirms that the amounts disclosed under the options awards for the named executive officers and directors are the aggregate grant date fair market values in accordance with FASB Accounting Standards Codification Topic 718 excluding the effect of estimated forfeitures as required by Instruction 3 to Item 402(c)(2)(v) and (vi) as the awards are subject to performance conditions. The Company confirms that future filings will indicate such disclosure.

In connection with our responses to your comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please direct them to the undersigned at (703) 707-6571.

Very truly yours,

/s/ Judith L. Bjornaas

Judith L. Bjornaas

Executive Vice President and

Chief Financial Officer

cc: Ms. Jan Woo